Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Fourth
Quarter and Year End 2008 Operating Results
Fiscal fourth quarter 2008 revenue increases 49% to $14.6 million Annual Adjusted Operating Income reaches $5.3 million
NEW YORK, Sep 09, 2008 (BUSINESS WIRE) — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for the fiscal fourth quarter and year ended June 30, 2008.
For the quarter ended June 30, 2008, revenue was $14.6 million, an increase of 49% from $9.8 million in the prior year period. Revenue from the Company’s Australian and Canadian operations increased 44% and 87%, respectively, compared to the quarter ended June 30, 2007. When measured in the local currencies, fiscal 2008 Australian and Canadian revenue increased 27% and 71%, respectively, compared to the prior year period.
Adjusted Operating Income for the fourth quarter of fiscal 2008 was $2.1 million compared to Adjusted Operating Income of $0.8 million in the prior year period. The Company defines Adjusted Operating Income as operating income plus depreciation and amortization expense.
Net income for the fourth fiscal quarter of 2008 was $0.9 million, compared to net income of $63,000 a year ago.
Revenue for the fiscal year ended June 30, 2008 was $51.0 million, compared to $31.7 million for the previous year, an increase of 61%. For the 12 month period, revenue from the Company’s Australian operations increased 56% over the prior year period while revenue from the Company’s Canadian operations increased 103% over the same time. When measured in the respective local currencies, fiscal 2008 Australian and Canadian revenue increased 37% and 82%, respectively, compared to the prior year period.
Adjusted Operating Income for the 12 months ended June 30, 2008 was $5.3 million, compared with an Adjusted Operating Loss of $0.3 million for fiscal 2007, an increase of over $5.5 million.
For fiscal 2008, net income was $1.7 million, compared to a net loss of $2.0 million in the previous fiscal year.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “This was a monumental year for us as we continued to expand operations in our existing Australian and Canadian markets, began broadcasting traffic reports in the United Kingdom and achieved profitability on a yearly basis for the first time as a public company.”
Mr. Yde continued, “We continue to see increased demand for our advertising spots in Australia and Canada which has led to growing revenue streams in these markets. Since our entry into these two markets, we have bolstered our presence and have expanded our product offerings. The positive reception that our expanded products have received in these two regions has given us confidence that we have a unique and effective business model that allows for strong growth in the future.”
“While our established businesses in Australia and Canada have continued to grow at impressive rates, we are also very excited about opportunities presented by our newer business endeavors. On July 1, 2008, we began to provide service under the Traffic Radio contract with the United Kingdom’s Highways Agency. We expect that the significant revenue stream the contract provides will fund much of the infrastructure we require to operate our traditional advertising-supported radio traffic business in that market. In addition, we continue to work on our contemplated acquisition of UBC Media Group plc’s commercial division, which has numerous traffic, news and entertainment news affiliates throughout the United Kingdom.” Mr. Yde also commented on continued development of the Company’s traffic alerting mobile phone application through its Mobile Traffic Network subsidiary, stating that “We have begun limited testing of our application and the response thus far has been positive. We anticipate that the technology will allow us an opportunity to tap into the United States market without having to compete in the crowded radio traffic network space and believe the technology will have applications in our existing markets in the future as well. Based on the size of the United Kingdom market and the potential market for traffic related mobile phone applications, we believe that these new business opportunities can have a significant impact on our future revenue and take us to a new level of growth.”
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EDT on Tuesday September 9, 2008, to discuss its fiscal fourth quarter and year end results, as well as other relevant matters. To listen to the call, dial (877) 718-5108 (domestic), or (719) 325-4760 (international). The participant code is 7357433. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from 11:30 a.m. on Tuesday September 9, 2008 through 11:59 p.m. on September 16, 2008. To access the replay, please call (888) 203-1112 in the United States or (719) 457-0820 outside of the United States. To access the replay, participants will need to enter the participant code 7357433.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in seven Canadian markets and has recently commenced operations in the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K, that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise or update any forward-looking statements to reflect future events or circumstances.
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.
The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three and twelve month periods ended June 30, 2008 and 2007.

	Three Months		Twelve Months
	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income (loss)	$1,643	$555	$3,783	$(1,163)
Add back:
Depreciation and amortization expense	$419	$256	$1,500	$907

Adjusted Operating Income (Loss)	$2,062	$811	$5,283	$(256)

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(in thousands)
Three Months Ended June 30, 2008 & 2007

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$12,301	$2,295	$—	$—	$—	$14,596
Operating expenses
Traffic	3,959	1,914	479	—	—	6,352
News	1,730	—	—	—	—	1,730
TV	234	—	—	—	—	234
Selling, G&A	2,498	449	116	98	—	3,161
Corporate overhead	320	—	—	—	446	766
Non-cash compensation	—	—	—	—	291	291
Depreciation/amortization	223	179	15	2	—	419

Operating income (loss)	3,337	(247)	(610)	(100)	(737)	1,643

Interest expense	19	—	—	—	—	19
Other (income)	(212)	(1)	(1)	—	(161)	(375)
Other expense	—	1	—	—	—	1

Net income (loss) before taxes	3,530	(247)	(609)	(100)	(576)	1,998
Income tax expense	1,062	—	—	—	—	1,062
Net income (loss)	$2,468	$(247)	$(609)	$(100)	$(576)	$936

	2007	2007	2007	2007	2007	2007
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$8,530	$1,230	$—	$—	$—	$9,760
Operating expenses
Traffic	2,904	1,397	220	—	—	4,521
News	1,522	—	—	—	—	1,522
TV	165	—	—	—	—	165
Selling, G&A	1,477	427	38	—	—	1,942
Corporate overhead	468	(244)	—	—	427	651
Non-cash compensation	—	—	—	—	148	148
Depreciation/amortization	188	68	—	—	—	256

Operating income (loss)	1,806	(418)	(258)	—	(575)	555

Interest expense	30	—	—	—	—	30
Other (income)	(17)	(2)	—	—	(56)	(75)
Other expense	—	3	1	—	—	4

Net income (loss) before taxes	1,793	(419)	(259)	—	(519)	596
Income tax expense	533	—	—	—	—	533
Net income (loss)	$1,260	$(419)	$(259)	$—	$(519)	$63

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(in thousands)
Twelve Months Ended June 30, 2008 & 2007

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$44,296	$6,657	$—	$—	$—	$50,953
Operating expenses
Traffic	14,889	6,814	1,330	—	—	23,033
News	6,611	—	—	—	—	6,611
TV	812	—	—	—	—	812
Selling, G&A	8,233	2,257	401	157	—	11,048
Corporate overhead	1,615	—	—	—	1,771	3,386
Non-cash compensation	—	—	—	—	780	780
Depreciation/amortization	810	668	20	2	—	1,500

Operating income (loss)	11,326	(3,082)	(1,751)	(159)	(2,551)	3,783

Interest expense	90	—	—	—	—	90
Other (income)	(492)	(20)	(5)	—	(1,100)	(1,617)
Other expense	—	2	11	—	—	13

Net income (loss) before taxes	11,728	(3,064)	(1,757)	(159)	(1,451)	5,297
Income tax expense	3,540	—	—	—	25	3,565
Net income (loss)	$8,188	$(3,064)	$(1,757)	$(159)	$(1,476)	$1,732

	2007	2007	2007	2007	2007	2007
	Australia	Canada	UK**	Mobile*	Corporate	Total
Revenues	$28,425	$3,274	$—	$—	$—	$31,699
Operating expenses
Traffic	10,713	4,982	346	—	—	16,041
News	5,265	—	—	—	—	5,265
TV	529	—	—	—	—	529
Selling, G&A	5,265	1,873	426	—	—	7,564
Corporate overhead	1,771	—	—	—	427	2,198
Non-cash compensation	—	—	—	—	358	358
Depreciation/amortization	706	201	—	—	—	907

Operating income (loss)	4,176	(3,782)	(772)	—	(785)	(1,163)

Interest expense	132	38	—	—	—	170
Other (income)	(50)	(68)	—	—	(436)	(554)
Other expense	—	4	1	—	3	8

Net income (loss) before taxes	4,094	(3,756)	(773)	—	(352)	(787)
Income tax expense	1,230	—	—	—	—	1,230
Net income (loss)	$2,864	$(3,756)	$(773)	$—	$(352)	$(2,017)

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

**	Global Traffic Network (UK) Limited was formed October 19, 2006.

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands except share amounts)

	June 30,	June 30,
	2008	2007
	(unaudited)	(unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$37,541	$7,278
Accounts receivable net of allowance for doubtful accounts of $292 and $93 at June 30, 2008 and June 30, 2007	13,355	8,482
Prepaids and other current assets	961	462
Deferred tax assets	262	173

Total current assets	52,119	16,395
Property and equipment, net	8,964	6,568
Intangibles	418	354
Deferred offering costs	—	258
Deferred tax assets	141	139
Other assets	960	126

Total assets	$62,602	$23,840

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$8,067	$6,032
Deferred revenue	1,293	25
Income taxes payable	3,186	1,121
Current portion of long term debt	459	668

Total current liabilities	13,005	7,846
Long term debt, less current portion	482	822
Other liabilities	389	339

Total liabilities	13,876	9,007
Common stock, $.001 par value; 100,000,000 shares authorized; 18,156,133 and 12,870,000 shares issued and outstanding as of June 30, 2008 and 2007	18	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2008 and 2007	—	—
Additional paid in capital	49,015	18,527
Accumulated other comprehensive income	2,866	1,198
Accumulated deficit	(3,173)	(4,905)

Total shareholders’ equity	48,726	14,833

Total liabilities and shareholders’ equity	$62,602	$23,840

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

		Year Ended June 30,
	2008	2007	2006
	(unaudited)	(unaudited)	(unaudited)
Revenues	$50,953	$31,699	$19,502

Operating expenses (exclusive of depreciation and amortization expense shown separately below)	30,456	21,835	15,309
Selling, general and administrative expenses	15,214	10,120	6,415
Depreciation and amortization expense	1,500	907	587

Net operating income (loss)	3,783	(1,163)	(2,809)
Interest expense	90	170	319
Other (income) (including interest income of $1,600, $471, and $189 for the years ended June 30, 2008, 2007 and 2006)	(1,617)	(554)	(256)
Other expense	13	8	36

Net income (loss) before income taxes	5,297	(787)	(2,908)
Income tax expense	3,565	1,230	88

Net income (loss)	$1,732	$(2,017)	$(2,996)

Income (loss) per common share:
Basic	$0.10	$(0.16)	$(0.31)
Diluted	$0.10	$(0.16)	$(0.31)
Weighted average common shares outstanding:
Basic	17,648,410	12,870,000	9,621,260
Diluted	17,831,855	12,870,000	9,621,260
SOURCE: Global Traffic Network, Inc.
At KCSA Strategic Communications
David Burke, 212-896-1258
dburke@kcsa.com
or
At Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer & Chief Operating Officer
scott.cody@globaltrafficnet.com